Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Connected Transaction

Formation of a Joint Venture Company

The Board wishes to announce that the Company has entered into the Capital Contribution Agreement with CNPC on 4 January 2012, pursuant to which the two parties have agreed to set up a captive insurance company with the registered capital of RMB 5 billion (approximately HK$6.135 billion). Upon completion of the Capital Contribution Agreement, the equity interests in such captive insurance company would be held as to 51% by CNPC and as to 49% by the Company according to their respective capital contributions.

CNPC is the controlling shareholder of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the formation of the Joint Venture Company constitutes a connected transaction of the Company.

Since the applicable percentage ratio for the formation of the Joint Venture Company is more than 0.1% but less than 5%, the formation of the Joint Venture Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

The Board wishes to announce that the Company has entered into the Capital Contribution Agreement with CNPC on 4 January 2012, pursuant to which the two parties have agreed to set up a captive insurance company with the registered capital of RMB 5 billion (approximately HK$6.135 billion). Upon completion of the Capital Contribution Agreement, the equity interests in such captive insurance company would be held as to 51% by CNPC and as to 49% by the Company according to their respective capital contributions.

CAPITAL CONTRIBUTION AGREEMENT

Date

4 January 2012

The Contributing Parties

1. CNPC

2. the Company

The Joint Venture

The proposed name of the Joint Venture Company is CNPC Captive Insurance Company Limited (中國石油專屬自保股份有限公司), a joint stock limited company incorporated under the laws and regulations of the PRC. The final name of the Joint Venture Company is subject to the registration by the local branch of the State Administration of Industry and Commerce.

Scope of Business

Subject to the approval of China Insurance Regulatory Commission, the Joint Venture Company is principally engaged in property insurance, liability insurance, credit insurance, guarantee insurance, short term health insurance, accident insurance, the reinsurance of those insurance businesses and the use of insurance funds permitted by relevant laws and regulations. The final scope business is subject to the approval by China Insurance Regulatory Commission and the registration by the local branch of the State Administration of Industry and Commerce.

Registered Capital

The registered capital of the Joint Venture Company is RMB 5 billion (approximately HK$6.135 billion), among which CNPC contributed RMB 2.55 billion (approximately HK$3.129 billion) as 51% of the registered capital and the Company contributed RMB 2.45 billion (approximately HK$3.006 billion) as 49% of the registered capital. The registered capital will be paid in cash and will be fully contributed by the two parties within 10 days after obtaining the approval from China Insurance Regulatory Commission in respect of the formation of the Joint Venture Company.

Transfer of Shares

If any of the contributing parties wishes to transfer its shares in the Joint Venture Company (either to a shareholder of the Joint Venture Company or a third party), it has to obtain approval from all the shareholders of the Joint Venture Company and China Insurance Regulatory Commission. In addition, the transferee shall express in writing that it agrees to comply with all provisions under the Capital Contribution Agreement.

Organisational Structure

The board of the Joint Venture Company will comprise 6 members, among which 3 members will be nominated by CNPC and 3 members will be nominated by the Company. There will be a supervisory committee which comprise 3 members, among which one of them would be the supervisor representing the employees. In addition, there would be one general manager and several members of senior management of the Joint Venture Company.

Conditions Precedent to establish the Joint Venture Company

The formation of the Joint Venture Company is subject to the satisfaction of certain conditions precedent, including:

(a)	CNPC and the Company has duly signed the Capital Contribution Agreement and the articles of association of the Joint Venture Company;

(b)	there is no: (i) prohibition or prevention by the relevant governmental authorities on the execution of Capital Contribution Agreement by the two parties or prohibition by the relevant governmental authorities on the business operations of the Joint Venture Company; or (ii) any actions or process triggered by the relevant governmental authorities in order to prohibit or prevent the execution of Capital Contribution Agreement by the two parties or prohibit the business operations of the Joint Venture Company;

(c)	the two parties having obtained necessary and applicable consents, permissions or approvals from their respective internal relevant authorities;

(d)	the formation and the commencement of the Joint Venture Company having been approved by China Insurance Regulatory Commission and all other consents, permissions or approvals from relevant governmental authorities necessary for the formation of the Joint Venture Company; and

(e)	having obtained approvals from China Insurance Regulatory Commission on the articles of association of the Joint Venture Company and the eligibility of its chairman of board of directors and general manager.

INFORMATION OF THE CONTRIBUTING PARTIES

Information of the Group

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and sales of crude oil and natural gas;

(b)	the refining, transportation, storage and sales of crude oil and petroleum products;

(c)	the production and sales of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil and the sales of natural gas.

Information of CNPC

CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council in July 1998 to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司) and is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

REASONS FOR THE FORMATION OF THE JOINT VENTURE COMPANY

Due to the feature of high risks and speciality in the petroleum industry, the normal business insurance cannot cover all business operations of the Company at the current stage. For the purpose of satisfying its risk management requirements of highly risky and overseas projects, reasonably mitigating its operational risks, balancing the business insurance costs, improving its ability to withstand the risks, and ensuring the insurance enforcement effect after the occurrence of certain covered incidents, the Company decides to set up the Joint Venture Company and the detailed reasons are as follows:

(a)	the formation of the Joint Venture Company is helpful to provide more comprehensive, safer and more efficient insurance services for the Company and its subsidiaries;

(b)	the formation of the Joint Venture Company is able to steadily support the segmental operations and overseas businesses of the Company which increases its overall capabilities to react to risks;

(c)	the formation of the Joint Venture Company is able to save the total insurance costs of the Company which will decrease operation costs; and

(d)	the formation of the Joint Venture Company is helpful for the Company to accumulate experiences to withstand the risks, to broaden the channel of reinsurance, and to upgrade its specialised risk management operations which will finally maximise the shareholders’ interests of the Company as a whole.

IMPLICATIONS UNDER THE LISTING RULES

CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and thus the formation of the Joint Venture Company constitutes a connected transaction of the Company. Since the applicable percentage ratio for the formation of the Joint Venture Company is more than 0.1% but less than 5% for the Group, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

The formation of the Joint Venture Company has been approved at the extraordinary meeting of the Board on 4 January 2012. The executive Directors and non-executive Directors of the Company, Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board, and Directors Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan, all being Directors connected with CNPC, has abstained from voting in view of their position as connected Directors. Save as disclosed above, none of the Directors has any material interests in the formation of the Joint Venture Company. The majority of independent non-executive directors of the Company consider that the terms of the Capital Contribution Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“Capital Contribution Agreement”	the capital contribution agreement dated 4 January 2012 entered into between the Company and CNPC in respect of the formation of the Joint Venture Company

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團公司), a state-owned enterprise incorporated under the laws of the PRC, the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the main board of Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited together with American depository shares listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Joint Venture Company”	CNPC Captive Insurance Company Limited (中國石油專屬自保股份有限公司), a proposed captive insurance company to be set up by the Company and CNPC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“RMB”	Renminbi, the lawful currency of the PRC

By order of the Board
PetroChina Company Limited Li Hualin
Secretary to the Board

Beijing, the PRC

4 January 2012

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Capital Contribution Agreement of HK$1= RMB0.815 for reference purpose only.